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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                               SEC File No. 1-9547

[   ] Form 10-K and Form 10-KSB [   ] Form 11-K  [   ] Form 20-F  [X ] Form 10-Q
and Form 10-QSB [   ] Form N-SAR

For Period Ended:  June 30, 2001

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information


        Full Name of Registrant:                   InterSystems, Inc.

        Former Name, if Applicable:                N/A

        Address of Principal Executive Office:     1011 Highway 71

        City, State and Zip Code:                  Spring Lake, New Jersey 07762


Part II - Rules 12b-25 (b) and (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


         [X] (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountants statement or other exhibit required by Rule
                 12b-25(c) has been attached, if applicable.

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Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

The Company recently decided to discontinue its operations conducted through its wholly-owned subsidiary, Chemtrusion, Inc. As a consequence there are additional calculations and valuations to be made in arriving at amounts to be reported for the quarter ended June 30, 2001.


Part IV - Other Information

(1)     Name and telephone number of person to contact in regard to this notification:
        (Name)                             (Area Code)                 (Telephone Number)
        Daniel T. Murphy                       732                           282-1411

(2)     Have all other periodic reports required (under
        Section 13 or 15(d)of the Securities Exchange Act
        of 1934) during the preceding 12 months (or for
        such shorter period that the registrant was
        required to file such reports) been filed?                                            [X] Yes  [   ] No

(3)     Is it anticipated that any significant change in
        results of operations from the corresponding
        period for the last fiscal year will be reflected
        by the earnings statements to be included in the
        subject report or portion thereof?                                                    [X] Yes  [   ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        As a result of the discontinuance of plastic com-pounding operations conducted through Chemtrusion,
        Inc., the Company expects to report a loss from dis-continued operations of approximately $3,430,000 or $.45 per share for the three months ended June
        30, 2001.

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                               INTERSYSTEMS, INC.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2001                  By:/s/ Daniel T. Murphy
                                       -----------------------------------------
                                       Daniel T. Murphy, Chief Financial Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).